EXHIBIT 61


                        UNITED STATES DISTRICT COURT
                 FOR THE EASTERN DISTRICT OF PENNSYLVANIA

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ALLIEDSIGNAL INC.,
a Delaware Corporation,                            :
P.O. Box 3000
Morristown, NJ  07962-2496                         : C.A. No. 98-CV-4058

                        Plaintiff,                 :

            -against-                              :

AMP INCORPORATED,                                  :
a Pennsylvania Corporation,
470 Friendship Road                                :
Harrisburg, PA  17111
                                                   :
                        Defendant.
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                   VERIFIED SECOND AMENDED COMPLAINT FOR
                     DECLARATORY AND INJUNCTIVE RELIEF


            Plaintiff AlliedSignal Inc. ("AlliedSignal"), by its undersigned attorneys, as and for its Verified Second Amended Complaint, alleges upon knowledge with respect to itself and its own acts, and upon information and belief as to all other matters, as follows:

                            Nature of the Action

            1. This action arises out of AMP Incorporated's ("AMP's") illegal attempt to thwart the fundamental right of AMP shareholders - including AlliedSignal - to vote to change the leadership and direction of AMP, the corporation they own.

            2. In contravention of Pennsylvania and federal law, and its own governing articles of incorporation ("Articles") and bylaws ("Bylaws"), AMP has attempted to nullify the shareholder voting process by taking actions to delay and interfere with the ability of AMP's shareholders to cast a meaningful vote in AlliedSignal's current consent solicitation and to accept the benefits of the tender offer and merger proposed by AlliedSignal.

            3. In particular, in response to AlliedSignal's consent solicitation, AMP has twice amended its defensive shareholder rights plan, or "poison pill," to create a new form of poison pill with anti-shareholder-vote provisions that would effect a fundamental change in corporate governance in the midst of a takeover contest.

            4. First, AMP amended the poison pill to deprive AMP shareholders of a voice in important economic decisions by (a) making any merger or tender offer that is not approved by AMP's current board of directors ("board") impossible to complete, even if supported by a majority of shareholders, and (b) preventing any directors - old or newly elected to AMP's board by the shareholders - from redeeming the poison pill once a new majority of directors is elected to the board (the "nonredemption provision").

            5. Following AMP's amendment of its poison pill, AMP shareholders holding 72% of AMP's outstanding shares tendered into AlliedSignal's original premium cash tender offer for all AMP shares.

            6. In order to effectuate the will of AMP's shareholders, AlliedSignal announced an additional bylaw proposal, authorized under AMP's Articles and Pennsylvania law, to permit AMP shareholders to vote on whether to exercise their right to control the poison pill (the "shareholder rights proposal"). AlliedSignal also amended its tender offer to permit AMP shareholders to tender up to 40 million shares at $44.50 cash per share for a total of $1.8 billion, if they chose, an amount which AlliedSignal could purchase without triggering AMP's then 20%-trigger poison pill.

            7. In defiance of the landslide 72% vote against them, AMP's directors again changed its corporate rules in midstream, amending the poison pill to further disenfranchise AMP shareholders. That amendment seeks to nullify any shareholder vote in favor of AlliedSignal's shareholder rights proposal by an illegal attempt to repeal Article VII of AMP's Articles and PBCL Section 1721 by board fiat. The amendment provides, in effect, that the affirmative vote of holders of a majority of AMP's shares in favor of the shareholder rights proposal will cause the poison pill to become nonredeemable and nonamendable, thus voiding the very purpose of the shareholder rights proposal (the "nullification provision").

            8. At the same time, reflecting its utter disdain for its shareholders' rights and interests, AMP's board also amended the poison pill trigger from 20% to 10% of the outstanding shares. The effect of that amendment was to reduce the number of shares which AlliedSignal could purchase under its amended offer from 40 million to 20 million. That amendment left AlliedSignal with no choice but to offer to purchase only 20 million AMP shares, thus depriving AMP shareholders of the opportunity to obtain approximately $900 million for the other 20 million shares for which AlliedSignal had tendered.

            9. In order to protect the fundamental voting and corporate governance rights of AMP's shareholders, AlliedSignal seeks relief: (a) invalidating the nonredemption provision and the nullification provision of AMP's poison pill; and (b) preventing AMP from manipulating the corporate machinery or taking other steps to delay and obstruct the consent solicitation.

                                  Parties

            10. Plaintiff AlliedSignal is a Delaware corporation with its principal executive offices in Morristown, New Jersey. AlliedSignal is an advanced technology and manufacturing company with worldwide operations in the aerospace, automotive and engineered materials businesses. AlliedSignal is the beneficial and record owner of 100 shares of AMP common stock.

            11. Defendant AMP is a Pennsylvania corporation with its principal executive offices in Harrisburg, Pennsylvania. AMP designs, manufactures and markets electronic, electrical and electro-optic connection devices, interconnection systems and connector-intensive assemblies.

                           Jurisdiction and Venue

            12. This Court has jurisdiction over this action pursuant to 28 U.S.C. ss.ss. 1331, 1332 and 1367. The amount in controversy is in excess of $75,000.

            13.   Venue is proper in this District under 28 U.S.C.ss.1391
(b) and (c).

                       AlliedSignal and its Proposal

            14. AlliedSignal wishes to acquire AMP because it believes that a business combination with AMP will provide an attractive business opportunity for both AlliedSignal and AMP.

            15. Accordingly, after AMP rejected AlliedSignal's overtures for a negotiated transaction, on August 4, 1998, AlliedSignal announced that it would commence a tender offer for all of the outstanding shares of the common stock of defendant AMP at $44.50 in cash per share (the "Tender Offer"), pursuant to federal securities laws. AlliedSignal's proposed $44.50 tender offer price represented a premium of more than 55% over the trading price of AMP common stock immediately prior to the announcement of the Tender Offer. AlliedSignal would acquire, through a second-step merger for the same $44.50 per share in cash (the "Merger"), any shares of AMP that are not tendered.

            16. AlliedSignal's Tender Offer gives AMP shareholders the opportunity to accept it if they determine that it is in their best interests as the owners of AMP, and, alternatively, to reject the Tender Offer if they do not believe it is in their best interests.

            17. AlliedSignal believes that a combined company under AlliedSignal's strong management will permit AlliedSignal to offer a broader range of products to a more diverse customer base in a wider variety of markets than either company could achieve alone. Lawrence Bossidy, AlliedSignal's chief executive officer since 1991, is a highly respected corporate manager who, together with his management team, has produced an almost fourfold increase in AlliedSignal's stock price since 1991. Mr. Bossidy was named "Chief Executive of the Year" in Chief Executive magazine's July/August, 1998 issue, and Fortune magazine recently named AlliedSignal, under Mr. Bossidy's leadership, to its lists of the "Most Admired Companies" and "100 Best Companies To Work For." AlliedSignal believes that Mr. Bossidy would provide similarly strong leadership to a combined company.

            18. For all of AMP's shareholders, a transaction with AlliedSignal will provide the opportunity to be rewarded today for the future value AlliedSignal believes it can create if it merges with AMP.

            19. As of midnight on September 11, 1998, the expiration date for the Tender Offer, shareholders owning approximately 157 million shares of AMP common stock, or approximately 72% of AMP's total outstanding shares, had tendered their shares to AlliedSignal. These figures are exceptionally high for a hostile tender offer for the shares of a publicly held company, particularly considering AMP's intense opposition and the short time frame. The 72% tender response expressed the will of AMP shareholders and demonstrated their overwhelming support to have a choice whether to tender and to vote on the proposed Merger.

            20. On September 14, 1998, AlliedSignal amended the Tender Offer (the "Amended Offer") to permit it to acquire for $44.50 per share in cash 40 million AMP shares, approximately the number of shares it could acquire without triggering AMP's poison pill.

            21. In response to the Amended Offer, on September 18, 1998 AMP amended its poison pill by lowering the percentage of shares necessary to trigger the poison pill from 20% to 10%. As a result, on that day, AlliedSignal announced a revision of its Amended Offer underwhich AlliedSignal would acquire for $44.50 per share in cash only 20 million AMP shares, approximately the number of shares AlliedSignal can acquire without exceeding the 10% trigger, instead of 40 million shares as originally planned. Following completion of the Amended Offer, AlliedSignal intends to proceed with a new tender offer for all remaining AMP shares outstanding at the $44.50 per share cash price, with the intention of then consummating the proposed Merger.

           The Shareholder Franchise and Limitations on Directors

            22. Pennsylvania statutory law and AMP's Articles and Bylaws explicitly vest in AMP's shareholders, not AMP's board, the ultimate authority to decide whether to accept AlliedSignal's offer and whether to approve the proposed Merger with AlliedSignal. Moreover, federal law mandates disclosure so that shareholders can make an informed choice. Thus, corporate governance rules under Pennsylvania law and the federal securities laws together are designed to let informed shareholders decide the future of the corporations they own.

            23. Shareholder voting rights are fundamental under Pennsylvania law. Pennsylvania's Business Corporations Law ("PBCL") Section 1758(a) provides in pertinent part that "every shareholder of a business corporation shall be entitled to one vote for every share standing in his name on the books of the corporation."

            24. Section 1.10(a) of AMP's Bylaws similarly provides that each shareholder shall be entitled to one vote for each outstanding share of AMP.

            25. Pennsylvania statutory law sanctifies a shareholder's right to vote because, ultimately, the shareholders, as the corporation's owners, have the right and ability to direct the actions of the corporation through that vote. PBCL Section 1757(a), for example, provides that, "[e]xcept as otherwise provided in [the PBCL] or in a bylaw adopted by the shareholders, whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. . . ." Section 1.10(b) of AMP's Bylaws embodies this majority-vote principle.

            26. The PBCL is structured to recognize and effectuate Pennsylvania's underlying goal of preserving for shareholders the ultimate authority to control the affairs of the corporations they own. For example, PBCL Section 1521(c) provides that shareholders may adopt bylaws setting forth "provisions regulating or restricting the exercise of corporate powers."

            27. Shareholders of Pennsylvania corporations are also entitled to use their voting power to effect corporate action by written consent. PBCL Section 2524(a) provides that, if a registered corporation's articles of incorporation permit it, corporate "action may be authorized by the shareholders [of such corporation] without a meeting by less than unanimous written consent."

            28. Under PBCL Sections 1504(c), 1766(b) and 2524(a), if permitted by a corporation's articles or bylaws, the corporation's shareholders may take "any action" permitted to be taken at a shareholders' meeting "upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." PBCL ss. 1766(b).

            29. Article IX of AMP's Articles authorizes shareholder action by written consent. When AMP changed its state of incorporation in 1989 from New Jersey to Pennsylvania, the AMP board in its proxy statement assured shareholders that the new Articles of Incorporation and Bylaws would "continue provisions presently applicable to the Corporation under New Jersey law" and noted that the new Pennsylvania Articles of Incorporation specifically preserved the right given AMP's shareholders under New Jersey law to act by written consent through a consent solicitation.

            30. One of the most basic rights held by shareholders is the right to elect a corporation's directors. PBCL Section 1725 and Section
1.11 of AMP's bylaws vest the right to elect directors in AMP's shareholders.

            31. The directors serve and execute their powers pursuant to the will of the shareholders. PBCL Section 1721 provides that "a bylaw adopted by the shareholders" can modify, limit, or even eliminate the authority of a board of directors to exercise corporate powers.

            32. Article VII of AMP's Articles explicitly provides that:
"Except as otherwise provided. . . by By-Laws . . ., all corporate powers may be exercised by the Board of Directors. . . ."

            33. The federal securities laws, by providing for informed voting and tendering decisions by shareholders, also recognize that shareholders have the ultimate choice in contests for corporate control and in deciding whether to accept or reject proposed corporate transactions.

            34. All these state and federal laws are designed to give shareholders the right to make an informed decision concerning the future of the corporations which they own, in an environment of full disclosure.

                AMP's Efforts to Frustrate Shareholder Will

            35. Despite Pennsylvania's clear mandate in favor of shareholder choice and corporate flexibility, and the policies underlying the federal securities laws, AMP has taken illegal and manipulative actions designed to frustrate the will of its shareholders.

            36. First and foremost, AMP has a shareholder rights plan (embodied in a Rights Agreement), commonly known as a "poison pill," which was adopted by the AMP board in 1989 without shareholder approval. On August 20, 1998, AMP amended that poison pill in response to AlliedSignal's offer and consent solicitation and, again on September 18, 1998, amended the poison pill (as amended, the "Poison Pill") in response to AlliedSignal's shareholder rights proposal and the Amended Offer. AMP's Poison Pill, if enforceable, makes it economically prohibitive to acquire control of AMP in a transaction opposed by the current AMP board, even if the requisite majority of AMP shareholders and a majority of a future board favor the acquisition. The Poison Pill thus effectively frustrates and prevents an effort by AlliedSignal or any other hostile bidder to place into office a new majority of directors supported by the requisite majority of AMP shareholders.

            37. AMP's Poison Pill is designed to work as follows: In the event that any person acquires more than 10% (as amended on September 18, 1998, to reduce the original 20% threshold) of AMP's stock, all other AMP shareholders have the right to buy additional shares at half-price, causing a massive dilution of the value of the holdings of the unwanted acquirer (the "Flip-In Provision"). In addition, if AMP subsequently is acquired in a merger, all AMP shareholders other than the acquiring corporation have the right to buy shares of the acquiring corporation at a bargain price, subjecting that corporation to a massive discount sale of its own stock (the "Flip-Over Provision").

            38. One function of a poison pill is to furnish a board of directors with bargaining power to negotiate with a prospective acquirer. To facilitate those negotiations, a board typically retains the right to "redeem" - or eliminate the effect of - a poison pill, by paying rights holders a nominal value. This permits directors on a continuing and case-by-case basis to evaluate corporate opportunities according to their fiduciary duties.

            39. In most poison pills, a change in the composition of a corporation's board, standing by itself, has no effect on a poison pill. This feature protects shareholder democracy while giving any board - whether long-incumbent or newly elected - maximum flexibility to accept a transaction that is in the best interests of the corporation. Indeed, a critical aspect of the judicial acceptance of poison pills has been the basic precept that they would not inhibit proxy contests, including those involving a change of control of a company.

            40. Until August 20, 1998, AMP's poison pill contained a particularly draconian feature not typically found in poison pills - a so-called "Dead Hand" provision. Under the Dead Hand provision, if there were a change in a majority of AMP's directors, the poison pill would have been redeemable only by a majority of the "continuing directors" -i.e., the present directors of AMP or their hand-picked successors. The Dead Hand provision thus eliminated the authority of new directors, who would have been elected by a majority of shareholders, to redeem the poison pill. For these very reasons, comparable Dead Hand provisions have been held illegal under the corporate law of Delaware and New York.

            41. In order to avoid the impact of AMP's Dead Hand Poison Pill, AlliedSignal commenced a consent solicitation to obtain the consent of AMP's shareholders for certain proposals.

            42. On August 12, 1998, AlliedSignal filed a preliminary consent statement with the Securities and Exchange Commission (the "SEC"), publicly disclosing the precise terms of proposals upon which AlliedSignal intended to seek shareholder approval.

            43. AlliedSignal's initial consent proposals provided AMP's shareholders with the opportunity to elect to AMP's board AlliedSignal nominees who, subject to their fiduciary duties, would support a business combination with AlliedSignal. These new directors could have persuaded a majority of AMP's continuing directors that the merits of AlliedSignal's offer and Merger proposal warranted redemption of the Dead Hand poison pill.

             The "Nonredemption" Amendment of AMP's Poison Pill

            44. In light of AlliedSignal's offer and consent solicitation, the AMP board concluded that its Dead Hand poison pill might not prove draconian enough to thwart the will of its shareholders. On August 20, 1998, AMP therefore amended its poison pill to include an unprecedented, outrageous and self-destructive feature.

            45. In total disregard of shareholder voting rights generally, and of the shareholder voting rights contained in its own Articles and Bylaws, AMP's board amended its Poison Pill by eliminating the Dead Hand provision and replacing it with the nonredemption provision. This action by AMP's board made the Poison Pill nonredeemable by any directors, including "continuing" directors and even disinterested directors, if a new majority of directors is elected to the board. Once this nonredemption provision is triggered, no tender offer or merger can be completed until November 6, 1999, the expiration date of the Poison Pill.

            46. The AMP board also changed the poison pill to make it nonamendable as soon as it becomes nonredeemable, which makes the nonredemption provision, once triggered, irreversible.

            47. Moreover, the AMP board changed the definition of a "Qualifying Offer" - i.e., an offer that, because it is favored by the board, does not trigger the Poison Pill - so that once the Poison Pill is nonredeemable, no offer can be deemed a Qualifying Offer.

            48. Since AlliedSignal's offer and Merger proposal would be of no effect without, at a minimum, support of the holders of a majority of AMP's shares, the AMP board could have had no motive to take these actions other than to strip the AMP shareholders of their right to elect new directors who would act in the shareholders' interests and, subject to their fiduciary duties, would support the offer and Merger.

            49. The nonredemption provision purports to prevent newly elected directors - whether elected through the consent solicitation or at AMP's next annual meeting - from redeeming the Poison Pill, even though that is the very purpose for their election by the shareholders. This board action was designed to deny AMP's shareholders the opportunity to decide for themselves whether to approve a change in control or sale of the corporation.

            50. The AMP board's nonredemption provision also removes from a newly constituted board of directors any ability to approve extraordinary transactions - such as a merger or sale of assets - until the Poison Pill expires, no matter how beneficial those transactions may be to AMP and its constituents. Unilateral removal of this authority, responsibility and discretion is an illegal encroachment on the power of the board of directors as set forth under PBCL Sections 1502(18), 1525, 1712, 1715, and 1721.

                    AlliedSignal's Consent Solicitation

            51. On September 14, 1998, AlliedSignal amended its consent solicitation to include a proposal pursuant to PBCL Section 1721 and
Article VII of AMP's Articles (the "shareholder rights proposal") which, if approved by AMP's shareholders, will remove from AMP's board all powers with respect to AMP's Rights Agreement, and will vest those powers in a group of agents (the "Rights Agreement Managing Agents").

            52. The Rights Agreement Managing Agents will cause the Rights Agreement to be amended to make the Poison Pill inapplicable to (i) any tender or exchange offer (including AlliedSignal's Tender Offer), if as a result of completion of the offer, the offeror would own a majority of outstanding shares of AMP common stock, and (ii) any merger that either does not require shareholder approval or is approved by the requisite vote of AMP shareholders.

            53. The shareholder rights proposal affords AMP shareholders an opportunity to control AMP's Poison Pill in accordance with their own determination of what is in the best interests of AMP and its shareholders.

                        The Nullification Provision

            54. In response to the shareholder rights proposal and Amended Offer, on September 18, 1998, AMP again amended the Poison Pill to block its own shareholders' ability to support AlliedSignal's proposals and to tender up to 40 millions shares under the Amended Offer.

            55. Under Amendment No. 4 to AMP's Rights Agreement, if holders of majority of AMP's shares adopt a bylaw limiting the AMP board's powers regarding the Poison Pill, the Poison Pill immediately would become nonamendable and nonredeemable (the "nullification provision"). Therefore, the shareholders' very purpose for adopting such a bylaw - to hold the Poison Pill inapplicable to the AlliedSignal offer or any other offer deemed favorable by holders of a majority of AMP's shares - would be entirely undermined.

            56. If AMP's shareholders decide to exercise their right to control the terms of the Poison Pill, the decision itself will trigger the very features of the Poison Pill that are repulsive to AMP shareholders.

            57. The effect of the nullification provision is to attempt to repeal Article VII of AMP's Articles by AMP board fiat without a vote of AMP shareholders - in fact, to defeat a vote of AMP shareholders - and to attempt to repeal PBCL ss. 1721 by AMP board fiat without a vote of Pennsylvania lawmakers.

            58. Therefore, the nullification provision is ultra vires and constitutes yet another attempt by AMP's board to change the rules in midstream - to attempt to render meaningless the consent solicitation and to overrule the lawful exercise by AMP's shareholders of rights specifically granted to them under the PBCL and AMP's Articles.

            AMP's Other Manipulations of the Corporate Machinery

            59. In addition to the amendments of its Poison Pill, AMP's board has initiated several other entrenchment maneuvers.

                       AMP's Delay of the Record Date

            60. On August 11, 1998, AlliedSignal formally requested in writing that AMP fix August 31, 1998 as the record date for the consent solicitation. On August 21, 1998, the AMP board fixed the record date for the AlliedSignal consent solicitation, not on August 31, 1998, but forty-five days later, on October 15, 1998 (the "October 15 Record Date").

            61. The purported grounds for the board's fixing the October 15 Record Date, as publicly stated by the AMP board, were (a) to ensure that "adequate information is available" to AMP's shareholders, and (b) to give AMP "sufficient time to comply with the broker search card requirements of Rule 14a-13 under the Securities Exchange Act of 1934, as amended" (the "Search Provision"). Neither of those purported justifications warranted putting off the record date beyond August 31, let alone delaying it until October 15.

            62. There was no basis for the AMP board's stated concerns because the requested August 31 record date was suitable to provide adequate information to AMP's shareholders. Moreover, the SEC proxy rules, which govern the consent solicitation, are designed to ensure that AMP's shareholders would have all material information to make an informed decision before they gave their written consents. The AMP shareholders will not be pressured or hurried to make a decision; the decision can be made whenever they believe themselves properly knowledgeable.

            63. In fact, on August 13, even before the AMP board fixed the record date, AMP filed with the SEC a preliminary Consent Revocation Statement, pursuant to Section 14(a) of the Exchange Act, and the information was publicized and made available to AMP shareholders. That filing, which was amended on August 26, 1998 (as amended, "the preliminary
Schedule 14A"), was made for the purpose of commencing a solicitation campaign to obtain consent revocations from AMP shareholders and thereby seek to block AlliedSignal's consent solicitation.

            64. Similarly, the notice period contemplated by the Search Provision was effectively satisfied by AlliedSignal's request for the fixing of an August 31 record date, since the request was made and widely publicized on August 11, twenty days in advance of AlliedSignal's requested record date.

            65. AMP's fixing of the October 15 Record Date was arbitrary and unnecessary for the orderly functioning of the consent process.

            66. Nevertheless, AlliedSignal agreed not to contest the October 15 Record Date in a letter agreement, dated September 4, 1998, which provided for notice to be given by AMP before it took certain actions.

                AMP's Frivolous Lawsuit Against AlliedSignal

            67. On August 21, 1998, AMP filed a complaint against AlliedSignal, alleging that if "the seventeen AlliedSignal nominees to AMP's board were elected, they could not fulfill their fiduciary duties both to AlliedSignal and its shareholders and to AMP" because "the AlliedSignal officers and directors have already determined that AMP should be combined with AlliedSignal. . ." AMP further alleges in its complaint that "[w]hile committed to this course of action on behalf of AlliedSignal, the AlliedSignal nominees could not fully and completely discharge their fiduciary duty to AMP."

            68. AMP's allegations are specious as a matter of law. First, Pennsylvania law safeguards the right of shareholders to elect directors of their own choosing, provided that such directors meet the minimal qualifications set forth in the PBCL and AMP's Bylaws, as do all of AlliedSignal's nominees. Nothing in Pennsylvania law or AMP's Articles or Bylaws remotely suggests that the shareholders' right to elect the directors of the corporation they own does not apply to the election of a director nominee who may have an outside interest in a proposed transaction and/or has publicly taken a position in support of a proposed transaction prior to the election.

            69. Second, under PBCL Section 1728(a)(2) and Section 2.12 of AMP's Bylaws, "Interested Directors" are clearly permitted to submit a proposed transaction to shareholders for approval. So long as the shareholders have the right to decide whether a transaction is in their best interests, Pennsylvania laws permit its adoption by Interested Directors.

            70. Thus, PBCL Section 1728(a)(2) permits a transaction between AMP and a second corporation, like AlliedSignal, "in which one or more of its directors or officers are directors or officers or have a financial or other interest" (an "Interested Director"), as long as the "material facts as to [the Interested Director's] relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those shareholders" (the "Interested Director Statute"). Section 2.12 of AMP's Bylaws substantially mirrors the provisions of the Interested Director Statute.

            71. Third, unless the merger partner owns 80% or more of the outstanding AMP shares, any merger must be approved by holders of two-thirds of the outstanding AMP shares in accordance with Article X of the AMP charter; this is even greater than the majority vote required under
Section 1924 of the PBCL. Moreover, if a proposed merger is consummated involving all or part cash consideration, dissenters' rights would be provided in accordance with Section 1930(a) of the PBCL.

            72. Finally, in any event, there is no basis whatsoever for suggesting that the nominees, who are persons of outstanding abilities, experience and integrity, will not conduct themselves in full compliance with their fiduciary duties to AMP. Nor will consideration of any of AlliedSignal's proposals prevent an AMP director new or old from acting in a manner consistent with his or her fiduciary duty.

            73. In a separate claim for relief, AMP alleges in its complaint that AlliedSignal has violated its disclosure obligations under
Section 14 of the Securities Exchange Act and the rules adopted thereunder because AlliedSignal failed to disclose that its consent solicitation is (allegedly) unlawful. This disclosure claim is equally frivolous. It is well-established law that an entity is under no obligation to characterize its consent solicitation proposals as unlawful. This is particularly true where, as here, AlliedSignal has fully disclosed the underlying facts giving rise to the proposals' alleged unlawfulness - the nominees' affiliation with AlliedSignal and their position with respect to the Tender Offer.

                 AMP's Schedule 14D-9 and Public Statements

            74. On August 21, 1998, AMP announced that it opposes the Tender Offer and Merger, and filed with the SEC a Schedule 14D-9, which has since been amended (the "Schedule 14D-9"), describing the AMP board's opposition to AlliedSignal's Tender Offer.

            75. AMP's Schedule 14D-9 states that AlliedSignal's Tender Offer is "not in the best interests of AMP and its relevant constituencies" because AMP's "current strategic initiatives and business plans offer the potential for greater benefits for AMP's various constituencies, including its shareholders." AMP's so-called current restructuring and AMP's "initiatives" and "business plans," however, are merely the latest iteration of AMP management's past unsuccessful efforts to improve AMP's operations efforts which have done nothing to improve the value of AMP. Indeed, AMP acknowledges that, prior to AlliedSignal's announcement of the Tender Offer, AMP's share price was the lowest it has been in twelve years, despite the prior announcement of its restructuring plan.

            76. AMP's Schedule 14D-9 also describes the AMP board's "belief that [AMP's] new management team is well suited to implement the profit improvement program" it allegedly has instituted. But AMP's purported "new management" consists of the very same individuals who have attempted, without success, to improve AMP's operations over the past several years.

            77. AMP apparently has no intention of ceasing its campaign to keep control of AMP in the hands of current management despite the will of AMP's shareholders. AMP's Chairman Robert Ripp was reported in a Wall Street Journal article, dated September 11, 1998, as stating that, even if 75% of AMP's shares are tendered, he still plans to fight AlliedSignal's offer until AMP's Poison Pill expires in November 1999.

                 AMP's Reduction of the Poison Pill Trigger

            78. Despite the overwhelming response to its Tender Offer, AlliedSignal could only purchase up to 20% of AMP's outstanding shares without triggering AMP's Poison Pill (as originally adopted). As a result, AlliedSignal announced that it intended to purchase 40 million AMP shares pursuant to its Amended Offer.

            79. In response to AlliedSignal's Amended Offer, on September 18, 1998, AMP, in Amendment No. 4 to the Rights Agreement, also amended the Poison Pill to reduce the trigger percentage from 20% to 10%.

            80. That action by AMP again changed the rules applicable to AlliedSignal's offer and consent solicitation in derogation of AMP shareholders' rights, constituted an impermissible manipulation of the corporate machinery, and violated the Pennsylvania public policy embedded in the PBCL's antitakeover provisions, which consistently permit offerors to acquire up to 20% of a company's stock before those provisions become applicable.

            81. In order to avoid triggering the Poison Pill, AlliedSignal has been forced to reduce its commitment to purchase, from 40 million shares to 20 million shares, pursuant to the Amended Offer.

            82. The effect of this latest amendment to AMP's Poison Pill is to deprive AMP's shareholders of nearly $900 million by preventing them from tendering 20 million shares to AlliedSignal.

            83. While AMP has admitted that one reason for amending the Poison Pill was to prevent AlliedSignal from becoming an 18% minority shareholder, the other primary purpose that the amendment serves is to set up yet another obstacle in the way of AlliedSignal's offer and consent solicitation, without regard to the will of AMP's shareholders. Again, AMP's board changed the rules to prevent stockholder choice.

                          Risk of Irreparable Harm

            84. Both the proposed offer and the proposed Merger will afford enormous benefits to AlliedSignal and AMP shareholders.

            85. Consummating the Merger with AMP will give AlliedSignal an important new business segment that will complement its current businesses. AlliedSignal will be irreparably harmed if, because of the AMP board's actions, it is not permitted to complete its Tender Offer and Merger within a reasonable period of time.

            86. AMP's conduct effectively disenfranchises AMP's shareholders by depriving them of the ability to control the affairs of their corporation and to obtain desired representation on AMP's board.

            87. Through the actions described above, AMP has attempted to deny shareholders the right to remove the critical obstacle - the Poison Pill to consummation of the Tender Offer and the proposed Merger by either electing directors who can remove it or authorizing Rights Agreement Managing Agents to amend it in a manner that would render it inapplicable to offers that are supported by holders of a majority of the outstanding shares. Furthermore, the uncertainties created by AMP's actions in adopting a nonredeemable poison pill adversely affect the consent process, since shareholders do not know what actions AlliedSignal may take to implement the proposed Merger, the timing of the Merger, or whether AlliedSignal would withdraw the Tender Offer and proposed Merger if the Poison Pill were not defused. AMP's interference with the shareholder franchise will cause shareholders irreparable harm.

            88. Moreover, while interference with shareholder voting rights under any circumstances will cause shareholders irreparable harm, the right to vote in favor of, or against, a fundamental corporate change like AlliedSignal's Merger proposal, is one of the quintessential issues for which voting rights are intended to be protected.

            89. The Tender Offer and Merger also provide AMP's shareholders the opportunity to realize a more than 55% premium for their AMP stock based on AMP's market price immediately prior to the announcement of the offer on August 4, 1998. Presumably, AlliedSignal's offer represents an even greater premium value today in view of the substantial stock market decline since that date. AMP's shareholders will lose the opportunity presented by the offer and proposed Merger, if the AMP board is permitted to frustrate the rights of AMP shareholders.

                           First Claim for Relief
        (Declaratory Judgment and Injunctive Relief with Respect to Illegal Nonredemption and Nullification Provisions of AMP's Poison Pill)

            90. Plaintiff repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

            91. The nonredemption provision - which effectively strips duly elected directors of the ability to redeem the Poison Pill - undermines the mandate embedded in Pennsylvania law, including PBCL Section 1725, that (a) only those directors validly elected by shareholders are entitled to manage the corporation; and (b) once directors are elected, they cannot be prevented from acting to manage the corporation.

            92. By denying the board any ability, "following a majority change of disinterested directors," to redeem the Poison Pill, the nonredemption provision also violates Section 1.11 of AMP's Bylaws, which provides for the election of AMP directors by AMP's shareholders, and
Section 2.1 of AMP's Bylaws, which provides that directors duly elected by the shareholders have the authority to manage AMP's business and affairs.

            93. The nonredemption provision and the nullification provision both violate PBCL Section 1721. This section requires that, unless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers vested in a corporation "shall be exercised" by, or at the direction of, a corporation's directors. One such power expressly vested in the corporation under PBCL ss. 1502(18), is the power to "accept, reject, respond to, or take no action in respect of an actual or potential. .
 .tender offer." Since the shareholders of AMP have not (as yet) adopted a bylaw restricting their directors' ability to exercise this power, AMP's board cannot by itself so limit the discretion of future directors through adoption of the nonredemption provision. This section also provides that "a bylaw adopted by the shareholders" can modify, limit, or even eliminate the authority of a board of directors to exercise corporate powers. The nullification provision provides that the Poison Pill becomes nonamendable and nonredeemable immediately upon the adoption of a bylaw attempting to limit the board's authority, rights and duties with respect to the Poison Pill. Therefore, because the nullification provision effectively prevents AMP's shareholders from modifying, limiting or eliminating the authority of AMP's board with respect to the Poison Pill, the nullification provision violates PBCL Section 1721.

            94. The nonredemption provision is illegal under PBCL Sections 1525, 1712 and 1715, because it restricts the board from redeeming the Poison Pill even if that is required or permitted by the board members' fiduciary duties.

            95. Shareholders have fundamental voting rights that cannot be contravened by a corporation's board of directors. In an election contest, the adoption of a nonredeemable poison pill like AMP's is a patently unreasonable and disproportionate defensive measure, because it is designed to eradicate the AMP shareholders' rights to receive tender offers and wage proxy contests and consent solicitations to replace the AMP board. And, because the nonredemption provision is specifically intended to take effect when shareholders have voted or consented to a change in control of the board, it is inherently suspect as an entrenchment mechanism of the current AMP board and AMP management. Similarly, because the nullification provision effectively forecloses any possibility for AMP's shareholders to approve of a business combination without the board's approval, it, too, is inherently suspect as an entrenchment device.

            96. The nonredemption provision and the nullification provision thus purposefully interfere with the shareholder voting franchise without any reasonable justification.

            97. In violating the PBCL and AMP's Bylaws, the adoption of the nonredemption provision and the nullification provision exceed the powers granted to the corporation and its directors under PBCL Section 1502. This act is, therefore, ultra vires and of no effect.

            98. AMP's adoption of the nonredemption provision and the nullification provision also constitute fraud and/or fundamental unfairness on the part of AMP, entitling AlliedSignal to declaratory relief, and to injunctive relief invalidating the nonredemption provision and the nullification provision under PBCL Section 1105.

                          Second Claim for Relief
                           (Declaratory Judgment
                       for Commerce Clause Violation)

            99. Plaintiff repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

            100. To the extent that the nonredemption provision, the nullification provision and other anti-takeover devices that preclude tender offers and consent solicitations are permitted under Pennsylvania law, such law is unconstitutional under the Commerce Clause because it impermissibly burdens interstate commerce far in excess of local benefits.

            101. The nonredemption provision and the nullification provision render futile the consent solicitation and other contests for corporate control, because the shareholders will be powerless to elect a board that is both willing and able to accept an insurgent's bid. If Pennsylvania law is deemed to permit the nonredemption provision and the nullification provision, such law gives a Pennsylvania corporation's pre-existing board of directors a de facto veto power over tender offers and mergers, thwarts shareholder democracy and the rights of all AMP shareholders located throughout the United States, and impermissibly burdens interstate commerce.

            102. To the extent the nonredemption provision and the nullification provision are permissible under Pennsylvania law, such law injures and will continue to injure AlliedSignal and all AMP shareholders because it creates an absolute barrier to the proposed Tender Offer and Merger, or any other similar transaction proposed by anyone else, even if the holders of a majority - or, indeed, all - of AMP's shares support the proposed transaction.

                           Third Claim for Relief
                           (Declaratory Judgment
                      for Supremacy Clause Violation)

            103. Plaintiff repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

            104. To the extent that the nonredemption provision, the nullification provision and other anti-takeover devices that preclude tender offers and consent solicitations are permitted under Pennsylvania law, such law is preempted by the federal securities laws and thereby violates the Supremacy Clause of the United States Constitution. It frustrates the purposes and objectives of Congress in enacting the Williams Act and proxy laws by: (a) giving intransigent management the ability to defeat a noncoercive proposal without a vote by shareholders; (b) impermissibly tilting the balance between management and a potential acquirer in the context of a noncoercive proposal; and (c) creating an absolute barrier to the right of AMP shareholders to exercise their voting rights in favor of the proposed Tender Offer and Merger.

            105. To the extent the nonredemption provision and the nullification provision are permissible under Pennsylvania law, such law injures and will continue to injure AlliedSignal because it creates an absolute barrier to the proposed Tender Offer and Merger, or any other similar transaction proposed by anyone else, even if the holders of a majority of AMP's shares support the proposed transaction.

                          Fourth Claim for Relief
                (Declaratory Judgment and Injunctive Relief for Record Date Abuse or Other Manipulation of AMP's Corporate Machinery)

            106. Plaintiff repeats and realleges the allegations contained in each of the preceding paragraphs as if fully set forth herein.

            107. AMP should be enjoined from using the time prior to the October 15 Record Date to take additional action that has the effect of interfering with the rights of AMP's shareholders to vote on the consent solicitation proposals.

            108. In particular, AMP should be enjoined from: (a) amending its Bylaws or Poison Pill in any way to impede the effective exercise of the shareholder franchise; or (b) utilizing the delay caused by AMP's fixing of the October 15 Record Date to interfere with the AMP shareholders' right to vote on matters presented by AlliedSignal's consent solicitation.

            109. AlliedSignal has no adequate remedy at law.

            WHEREFORE, plaintiff respectfully requests that this Court enter judgment against defendant, as follows:

            A. Declaring pursuant to the Declaratory Judgment Act, 28 U.S.C. ss. 2201(a) and Fed. R. C. P., Rule 57, that:

                        (a)   the nonredemption provision and the
nul1ification provision are in violation of Pennsylvania law; and

                        (b) to the extent Pennsylvania law authorizes the nonredemption provision and the nullification provision, such law (i) constitutes an impermissible burden on interstate commerce in violation of the Commerce Clause of the United States Constitution, and (ii) is preempted by the Williams Act and therefore unconstitutional under the Supremacy Clause of the United States Constitution.

            B. Enjoining enforcement of the nonredemption provision and the nullification provision of AMP's Poison Pill.

            C. Preliminarily and permanently enjoining the defendant, its directors, officers, partners, employees, agents, subsidiaries and affiliates, and all other persons acting in concert with or on behalf of the defendant directly or indirectly, from taking any steps to impede or frustrate the ability of AMP's shareholders to consider or make their own determination as to whether to accept the terms of AlliedSignal's tender offers and the proposals in AlliedSignal's consent solicitation, or taking any other action to manipulate the corporate machinery or thwart or interfere with AlliedSignal's tender offers or consent solicitation, including, among other things, (i) amending its bylaws or Rights Agreement in any way to impede the effective exercise of the shareholder franchise; or (ii) utilizing the delay caused by AMP's fixing of the October 15 Record Date to interfere with the AMP shareholders' right to vote on matters presented by AlliedSignal's consent solicitation.

            D. Granting compensatory damages for all incidental injuries suffered as a result of defendant's unlawful conduct.

            E. Awarding plaintiff the costs and disbursements of this action, including attorney's fees.

            F. Granting plaintiff such other and further relief as the court deems just and proper.


                                Alexander R. Sussman
                                Barry G. Sher
                                Thea A. Winarsky
                                John W. Brewer
                                Fried, Frank, Harris, Shriver & Jacobson
                                One New York Plaza
                                New York, NY  10004
                                (212) 859-8000

                                      and



                                Mary A. McLaughlin
                                George G. Gordon
                                Dechert, Price & Rhoads
                                4000 Bell Atlantic Tower
                                1717 Arch Street
                                Philadelphia, PA  19103
                                (215) 994-4000

                                Attorneys for Plaintiff

DATED:  September 22, 1998


                                VERIFICATION

            Pursuant to 28 U.S.C. ss. 1746, I, Peter M. Kreindler, hereby verify under penalty of perjury that the allegations and averments in the foregoing Verified Second Amended Complaint for Declaratory and Injunctive Relief are, with respect to AlliedSignal Inc. and its own acts, true and correct to my own knowledge, and as to all other matters, I believe them to be true.

                                Peter M. Kreindler, Esq.
                                Senior Vice President,
                                General Counsel and Secretary
                                AlliedSignal Inc.


Executed on September 22, 1998


                           CERTIFICATE OF SERVICE

            I hereby certify that I caused this day the foregoing Motion for Leave to File a Verified Second Amended Complaint to be served on the following by hand delivery:


                                Jon A. Baughman
                                PEPPER HAMILTON, LLP
                                3000 Two Logan Sq.
                                18th & Arch Streets
                                Philadelphia 19103-2799

                                John G. Harkins, Jr.
                                HARKINS CUNNINGHAM
                                1800 One Commerce Sq.
                                2005 Market St.
                                Philadelphia PA 19103-7042

                                Stuart H. Savett
                                SAVETT FRUTKIN POSDELL & RYAN, P.C.
                                325 Chestnut Street, Ste 700
                                Philadelphia, PA 19106-2614



                                      Heather A. Hoyt

Dated:  September 22, 1998